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                     SEMPRA ENERGY -- ANALYST TELECONFERENCE

                           WEDNESDAY, JANUARY 26, 2000

                                   9:00 AM EST


OPERATOR:

     Good morning everyone, and welcome to the Sempra Energy analyst conference call. With us today are Mr. Richard Farman, chairman and chief executive officer of Sempra, Mr. Steve Baum, vice chairman, president and chief operating officer, Mr. Neal Schmale, executive vice president and chief financial officer, Mr.
Frank Ault, vice president and controller, and Mr. Clem Teng, director of investor relations. After the opening remarks, we will be taking questions. To ask a question, please [INSTRUCTIONS].

     The prepared remarks will be recorded and are copyrighted material. Therefore, please note that they can not be recorded, transcribed, or rebroadcast without Sempra Energy's permission. Your participation implies consent to our recording this call. If you do not agree to these terms, simply drop off the line. Now I would like to turn the call over to Mr. Clem Teng. Please go ahead, sir.

CLEM TENG:

         Good morning, everyone. Thank you for joining us today.

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     Before we begin, I want to remind you that this call may contain statements that are not historical fact and constitute  forward-looking  statements  within
the  meaning  of  the  Private   Securities   Litigation  Reform  Act  of  1995.
Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions that could cause our future results to differ materially from those expressed in the forward-looking statements. These risks, uncertainties and assumptions are described at the bottom of today's press release and are further discussed in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, filed with the SEC.

     Now, I'd like to introduce my colleagues who are with me on the call this morning. First Dick Farman, our chairman and CEO will lay out the strategic rationale and significance of today's announcement, and then Steve Baum, Sempra's vice chairman, president and COO, will discuss the financial initiatives in more detail. Frank Ault, our vice president and controller, will be talking about our earnings later in the call.

     I'll turn over the call to Dick.

RICHARD FARMAN:

     Thanks, Clem.

     First, I want to underscore how pleased we are today to report increased fourth quarter and annual earnings. Second, as you see from the press release issued today, we will purchase up to 36 million or about 15 percent

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of Sempra Energy outstanding shares through a "Dutch Auction"  self-tender, and third, we will reduce our annual dividend to $1.00 from $1.56. We intend to finance the tender with a combination of senior notes and trust preferred securities.

     Before we discuss the details of each of these announcements, let me outline the broader significance of the two financial initiatives.

     These two financial steps will help Sempra Energy generate stronger growth and returns for investors and advance the company's evolution into a more focused, flexible, competitive energy services company.

     The dividend reduction and stock repurchase plan will help Sempra Energy generate stronger growth and returns for investors and advance the company's evolution into a more focused, flexible, competitive energy services company.

     These initiatives will help us achieve our new goal of increasing our EPS growth rate to a 3-year average compound annual rate of 8 percent to 10 percent. They provide us with increased financial flexibility to invest in our growing business lines, to become a leader in increasingly customer-driven multi-regional energy marketplace. They also bring our dividend payout ratio in line with our current business mix, our long-term business strategy, and our industry peers. Finally, they support our commitment to sustain a strong balance sheet with strong investment-grade credit ratings - and to continue to enhance the efficiency and focus of our core utility operations.

     As we told you eighteen months ago when we outlined the strategies for our new company, we've been focusing on key opportunities for growth

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in these principal business lines: in faster growing international markets, in energy trading and in the retail energy markets. We have also begun to take promising steps in the development of our capabilities in the emerging technology services arena. Since Sempra Energy's formation, we've delivered what we said we would:

        o We exceeded our EPS growth objective of 5 to 6 percent in 1999;

        o We achieved profitability for our new unregulated business lines one year ahead of schedule;

        o We've achieved growth in those new business lines that puts us on track to generate one-third of our consolidated earnings from these units by the end of 2003;

        o We've maintained strong investment-grade credit ratings; and

        o We've generated returns from our core utility operations that exceed our authorized return on equity.

     Having developed a growing presence in emerging, unregulated markets, today's financial initiatives should accelerate our evolution into a stronger growth company.

     Now, Steve is going to describe the self-tender offer and the dividend reduction in a bit more detail. He'll also give you a more detailed update on the prospects we see for our primary areas of focus.

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STEVE BAUM:

     Thanks, Dick. As Dick has explained, both moves are intended to generate stronger growth and returns for investors. Let's look at how the share buy-back plan will work.

     We plan to repurchase up to 36 million shares or up to 15 percent of our common stock at a single, per-share price within a price range of $17.50 to $20.00 per share through a Dutch Auction. Under the Dutch Auction tender offer, shareholders will have the opportunity to tender all -- or a portion of -- their shares at a price within this specified price range. Yesterday's closing price was $17 1/4 per share.

     This offer will expire Feb. 25, 2000 at 5 p.m., EST, unless we choose to extend the offer. The press release and the offer documents describe this in great detail. We're happy to answer any questions you may have at the end of the call. Let me turn now to the dividend reduction.

     The second financial initiative is a reduction in our annual dividend from $1.56 per share to $1.00 per share. This dividend is consistent with our mix of delivery and growth businesses, improves our financial flexibility, and aligns our payout with our peers.

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     What's the result? These initiatives, after returning capital to shareholders, free up financial resources for investment in our growth businesses or repayment of debt. This in turn positions Sempra for potential increased growth in earnings per share, and we expect, enhanced performance from our common stock. In addition, we're pleased that Duff & Phelps, Moody's, and S & P each has confirmed our `A' credit ratings.

     Let's look at the elements of our strategy that these initiatives allow us to accelerate.

     In our traditional core business with a customer base of six million -- San Diego Gas & Electric and Southern California Gas -- our goal is to sustain both utilities' tradition for excellence, to improve efficiencies and to realize the benefits of those efficiencies in returns that exceed our authorized ROE. We will also promote competitive markets in California and elsewhere.

     We're very excited about the opportunities presented by the relatively high rates of growth in our international utilities' customer growth and energy demand. We already have built an international customer base that is more than 2 million strong and growing. Our international business was boosted in the past year through the acquisition of Chilquinta Energia in Chile and Luz del Sur in Peru. In the fourth quarter, we won the bid for developing a $700 million gas distribution system in Nova Scotia - a major project that has an excellent regulatory framework.

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     Our trading business is going well in a rapidly expanding market in North
America and Europe. In Europe, we have successfully opened offices in London, Oslo and Dusseldorf and have become one of the largest traders of Brent crude in Europe.

     We're pleased with the growth of our trading business, and the $19 million in earnings recorded this year. We plan to continue our disciplined approach to the growth of this business. Further, we're confident this company's expertise will be an integral factor in the success of our retail businesses.

     Our Energy America subsidiary serves some 400,000 customers and is targeting a large national market. Today, 23 states have either deregulated or will soon deregulate, opening important new markets for this business, which we believe can be profitably grown at a very strong pace. We will also seek to add new customers through e-commerce connections.

     In the Commercial and Industrial retail sector, we see excellent opportunities. We are well underway in complementing our existing business with skills to capture a major segment of this large, emerging market. With some prominent commercial customers, including Lockheed Martin and Union Bank of California already signed up, we intend to aggressively pursue clients for both outsourced energy solutions and as a consultant on enhanced control over their use of energy resources.

     Sempra plans on a selective basis to develop a further presence in generation primarily to provide the power plants certain customers require.

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It's an arena we know well: consider our recently completed El Dorado generation facility in Nevada, and plans for an additional California facility near Bakersfield, which are well underway.

     Finally, let me mention our technology ventures. We have formed Sempra Communications to develop fiber networks and to explore other communications opportunities. We're in the early stages of the development of technology applications for energy services. For example, Soliance Networks is designed to capture a growing share of the information systems market for customer care.

     In addition to discussing our announcement this morning, we are also pleased to report strong earnings for the quarter and the year.

     I'd like to turn the call over to Frank Ault who will provide a summary of our results.

FRANK AULT:

     Thank you, Steve, and good morning to everyone.

     As Dick reported earlier, Sempra Energy's 1999 earnings exceeded our annual earnings per share growth objective of 5 percent to 6 percent.

     Excluding business-combination costs, Sempra Energy's earnings per diluted share were $1.72 in 1999, or 7.5 percent higher than the $1.60 per diluted share for 1998.

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     As shown on slide 1, Sempra reported unaudited 1999 consolidated net income of $394 million, $1.66 per diluted share of common stock, for 1999. This compares to consolidated net income of $294 million, or $1.24 per diluted share in 1998.

     Slide 2 shows results by lines of business:

     o SoCalGas reported net income of $201 million, or 85 cents per share for 1999, versus $193 million, or 81 cents in 1998.

     o SoCalGas' income increased from last year primarily due to increased sales to commercial and industrial customers, lower operating costs and 1998 non-recurring costs associated with contract settlements.

     o San Diego Gas & Electric reported net income of $192 million, or 81 cents per share for 1999, down from $220 million, or 93 cents per share in 1998.

     o SDG&E results were impacted primarily by reductions in its generation rate base as well as the utility's authorized return on equity and higher interest costs all resulting from California's electric industry restructuring.

     o Sempra Energy's parent and non-utility operations include Sempra Energy International, Sempra Energy Solutions, Sempra Energy Trading, Sempra Energy Resources, and Sempra Energy Financial

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     o Collectively, these business lines contributed $15 million, or 6 cents per share to earnings for 1999 compared to a $34 million loss or 14 cents per share in 1998.

     o The improvement in results for this group of companies was due primarily to:

       o A $32 million net income improvement by Sempra Energy Trading;

       o A $14 million increase in net income by Sempra Energy International;
         and

       o An $8 million improvement in earnings contribution from Sempra Energy Financial.

     Sempra Energy Trading reported earnings of $19 million, or 8 cents per share in 1999 compared to a net loss of $13 million, or 5 cents per share for 1998. Increased volumes and the new European operations provided the significant increase in earnings.

     Sempra Energy Trading's profit improvement benefited from a 37-percent rise in physical natural gas trading volumes to 5.8 billion cubic feet per day (bcf/d) from 4.2 bcf/d in 1998.

     Sempra Energy International reported earnings of $10 million, or 4 cents per share compared to a loss of $4 million, or 2 cents per share in 1998. The earnings improvement was generated primarily by its South American utilities which Steve discussed earlier.

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     Our operations in Argentina remained profitable, benefiting from colder weather and lower operating costs.

     Our four projects in Mexico -- Mexicali, Chihuahua, LaLaguna-Durango, and the pipeline to the Rosarito power plant -- continue to be collectively profitable.

     Sempra Energy Financial, our affordable housing subsidiary, contributed $28 million, or 12 cents per share in 1999, compared to $20 million, or 8 cents per share in 1998.

     The rest of the unregulated businesses - several of which are still in the start-up phase - incurred losses resulting from their start-up operations.

     I'd like to return the discussion to Dick Farman, who will wrap up.


DICK FARMAN:

     Thanks, Frank. Let me summarize the significance of today's announcement before taking your questions.

     Today's initiatives are about growth, flexibility, and delivering value to shareholders. They enhance the flexibility of our financial resources in ways that complement our strategic focus. They help us maintain a solid balance sheet and strong investment grade credit ratings. They help us accelerate EPS growth and the evolution of our strategy. They also return capital to shareholders.

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     As Steve said, we accomplished much over the past 18 months, meeting or exceeding our financial and operating objectives. But we recognize it's not enough. We have more work to do, and we look forward to discussing our progress as the year 2000 unfolds. I believe the long-term result of these steps -- and those to come -- will be superior performance, differentiation from our peers and enhanced total value for all our shareholders.

     We would now be happy to answer any questions you may have.

                                     [END]


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Sempra Energy
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                             Safe Harbor Statement

This teleconference script presentation contains statements that are not historical fact and constitute "foward-looking statements" within the meaning of
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). It has not been judicially determined that the safe harbor provided by
Section 21E of the Exchange Act applies to forward-looking statements in a presentation by an issuer regarding the issuer's business which also contains information relating to a tender offer. Some sentences may receive the benefit of the safe harbor, while others may not. When we use words like "believes," "expects," "anticipates, "intends," "plans," estimates," "may," "should" or similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Foward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions that could cause the Company's future results to differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond the Company's ability to control or predict. These statements are necessarily based upon various assumptions involving judgments with respect to the future. These risks and uncertainties, include among others: national, international, regional and local economic, competitive and regulatory conditions and developments; capital market conditions, inflation rates and interest rates; energy markets, including the timing and extent of changes in commodity prices; weather conditions; business, regulatory and legal decisions; the pace of deregulation of retail natural gas and electricity delivery; technological developments; the timing and success of business development efforts; and other uncertainties, all of which are difficult to predict and many of which are beyond the Company's control. These risks and uncertainties are further discussed in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.


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                                                                       EXHIBIT B

Sempra Energy
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                     Reported Earnings Per Share (diluted)


                   Fourth Quarter                     Full Year

                    1999      1998                 1999      1998

                   $0.45     $0.36                $1.66      $1.24



                        Reported Net Income ($millions)

                  1999      1998                 1999      1998

                  $105      $85                  $394      $294



                            EPS by Line of Business

                                Fourth Quarter                    Full Year
                                 1999      1998                 1999      1998


SoCal Gas                       $0.25      $0.18               $0.85      $0.81
SDG&E                            0.14       0.21                0.81       0.93
                                ----------------                ---------------
Total Utilities                  0.39       0.39                1.66       1.74

Sempra Energy Trading            0.04      (0.01)               0.08      (0.05)
Sempra Energy International      0.02       0.00                0.04      (0.02)
Sempra Energy Financial          0.03       0.02                0.12       0.08
Other Non-Utility and Parent    (0.04)     (0.02)              (0.18)     (0.15)
                                -----------------              -----------------

Normalized EPS                   0.44       0.38                1.72       1.60
                                -----------------              -----------------

Business Combination Costs       0.00      (0.02)              (0.06)     (0.36)
                                -----------------              -----------------

Reported EPS (diluted)          $0.44      $0.36               $1.66      $1.24
                                -----------------              -----------------